Exhibit 99.1

July 31, 2026

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Nexxen International Ltd. and, under the date of March 4, 2026, we reported on the consolidated financial statements of Nexxen International Ltd as of and for the years ended December 31, 2025 and 2024. On July 29, 2026, we were dismissed.

We have read Nexxen International Ltd’s statements included in the Report of Foreign Private Issuer on Form 6-K of Nexxen International Ltd. dated July 31, 2026, and we agree with such statements except we are not in a position to agree or disagree with Nexxen International Ltd‘s statement that the change was recommended by the audit committee of the board of directors and approved by the board of directors.

Very truly yours,

Somekh Chaikin
Member Firm of KPMG International

Tel Aviv, Israel